

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 20, 2007

Via Mail and Fax

Stuart Hettleman
President, Chief Executive Officer
Target Logistics, Inc.
500 Harborview Drive, Third Floor
Baltimore, MD 21230

RE: Target Logistics, Inc.
Form 10-K: For the Year Ended June 30, 2006
Form 10-Q: For the Period Ended December 31, 2006
File Number: 001-14474

Dear Mr. Hettleman:

We have reviewed your correspondence dated April 13, 2007 and have the following comment. We believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated April 13, 2007

1. Refer to your responses to comments 3 and 4. Please note that whenever a non-GAAP financial measure is included in a filing with the Commission, Item 10(e)(1)(i) of Regulation S-K requires a) disclosure with equal or greater prominence of the comparable GAAP measure, b) reconciliation to the comparable GAAP measure, c) a statement disclosing the reasons why management believes presentation of the non-GAAP measure provides useful information to investors, and d) a statement as to management's uses of the non-GAAP measure, if any, to the extent material and not disclosed in the statement referred to in c). Further note, as indicated by footnote 44 found in section II.B.2 of the Commission's Release No. 33-8176: "Conditions for Use of Non-GAAP Financial Measures," the fact that a non-GAAP financial measure is used by or useful to others cannot be the sole support for presenting the non-GAAP financial measure. Rather, justification for the use of the measure must be

substantive to your specific circumstances. Otherwise, Item 10(e) of Regulation S-K does not permit the disclosure of a non-GAAP financial measure if demonstration of its usefulness is not met. As previously requested, please reconcile, in tabular fashion, EBITDA to your most comparable GAAP financial measure, and in your next Form 10-Q and all future Form 10-Ks, provide robust disclosure of why you believe EBITDA is useful to investors in terms of your specific circumstances and the purposes for which you use EBITDA. Refer to Questions 14 and 15 in the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003 for further guidance. Provide us with a copy of your intended revised disclosure. Alternatively, discontinue disclosure of EBITDA in your Forms 10-Q and 10-K.

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You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Philip J. Dubato, Vice President, Chief Financial Officer